UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2024)	Previous Period (Third quarter of 2024)	Changes (%)	Year to Year Comparison (Fourth quarter of 2023)	Changes (%)
Operating Revenue	Quarterly Results Year-to-date	45,115	45,321	(0.45)	45,273	(0.35)
	(“YTD”) Results	179,406	134,291	—	176,085	1.89
Operating Income	Quarterly Results YTD Results	2,541 18,234	5,333 15,693	(52.34 —)	2,971 17,532	(14.44) 4.00
Profit from Continuing Operations Before Income Tax	Quarterly Results YTD Results	5,298 18,135	3,647 12,836	45.27 —	2,174 14,882	143.72 21.86
Profit for the Period	Quarterly Results YTD Results	4,465 14,388	2,802 9,923	59.37 —	1,874 11,459	138.21 25.56
Attributable To: Controlling Interests	Quarterly Results YTD Results	3,426 13,019	2,689 9,593	27.39 —	1,760 10,936	94.64 19.04

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2024)	Previous Period (Third quarter of 2024)	Changes (%)	Year to Year Comparison (Fourth quarter of 2023)	Changes (%)
Operating Revenue	Quarterly Results YTD Results	31,906 127,741	32,032 95,834	(0.39 —)	32,043 125,892	(0.43 1.47)
Operating Income	Quarterly Results YTD Results	1,793 15,232	4,570 13,438	(60.76 —)	2,540 14,559	(29.39 4.62)
Profit Before Income Tax	Quarterly Results YTD Results	2,845 15,288	2,918 12,443	(2.52 —)	1,632 13,549	74.32 12.83
Profit for the Period	Quarterly Results YTD Results	3,374 13,322	2,224 9,948	51.73 —	1,144 10,598	194.97 25.71

3. Source of Data	Data Provider Provided for	IR, SK Telecom Analysts and Investors

	Date of Provision	February 12, 2025 / 3:00 p.m. (Seoul time)
	Location	2024 Earnings Results Conference Call
	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

-  The preliminary results set forth in this report have
been prepared on a consolidated basis and separate
basis in accordance with International Financial
Reporting Standards as adopted in Korea and may be
subject to change based on the results of the audit by
the Company’s external auditor.

-  For further relevant materials, please refer to the
Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: February 12, 2025